

April 12, 2013

<u>Via E-mail</u>
Rosemary E.S. Martin
Group General Counsel and Company Secretary
Vodafone Group Public Limited Company
Vodafone House
The Connection, Newbury
Berkshire RG14 2FN
England

> **Re:** **Vodafone Group Public Limited Company**
> **Form 20-F for the Fiscal Year Ended March 31, 2012**
> **Filed June 1, 2012**
> **File No. 1-10086**

    We refer you to our comment letter dated February 26, 2013, regarding business contacts with Iran, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Cecilia Blye

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance